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                      NEWS FROM CAPITOL MULTIMEDIA, INC.


For more information contact                       For Immediate Release
Capitol Multimedia, Inc.
Robert I. Bogin at (301) 907-7000, ext. 802
Email: bogin@capitol.com


                       CAPITOL MULTIMEDIA, INC. ANNOUNCES
                     CONSOLIDATION AND MANAGEMENT CHANGES,
               INCLUDING THE ADDITION OF FORMER GE VICE PRESIDENT


BETHESDA, MD, September 19, 1996 -- Capitol Multimedia, Inc. (Nasdaq: CDIM, CDIMW), a creator of CD-based software for children, today announced that it will consolidate its Bethesda, Maryland headquarters with current operations in Massachusetts by the end of the calendar year.

Robert Bogin, the Company's President and Chief Executive Officer, and Catherine Hoopes, the Company's Chief Financial Officer, Secretary, and Treasurer, have chosen not to relocate to Massachusetts. Mr. Bogin resigned as President and CEO effective September 12, 1996. He will remain employed by the Company through December 1996 and continue to serve as a director of the Company. Ms. Hoopes has agreed to assist with the transition through February 28, 1997.

The Company's Board of Directors selected Igor Razboff, previously Vice President of Production and one of the Company's largest shareholders, as Chairman of the Board and Chief Executive Officer. The Board also selected Luda Kopeikina, most recently Vice President of GE Information Services, as President.

As a result of increased competition and slowed growth in the childrens CD-ROM market, the Company currently expects September 30, 1996 quarterly net sales and financial results to be substantially lower than those of the Company's consumer software operations for the same period of the prior year. In addition, the Company expects to incur significant nonrecurring costs in connection with consolidating its United States operations.





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According to Mr. Bogin, "The move to Massachusetts is the right one for the
Company. Consolidating offices will reduce production expenses even further and significantly improve the efficiency and productivity of the Company's operations. The new management team has the right mix of skills and a proven success record. I am confident, both as a director and shareholder, that Igor Razboff and Luda Kopeikina will succeed in growing the Company and increasing shareholder value."

Igor Razboff founded Animation Magic, Inc. ("AMI") in 1992 and served as its President and CEO until the Company acquired AMI in February 1995. Mr. Razboff was instrumental in the successful implementation of the Company's strategic focus on the childrens CD-ROM market. Prior to that, Mr. Razboff was employed by Prime Computer, Inc. and AT&T Bell Labs. He holds a Ph.D in mathematics.

Luda Kopeikina holds a graduate degree from the MIT Sloan School of Management and a masters degree in computer science. Ms. Kopeikina worked for General Electric during the past six years, first as an Executive Manager for Corporate Business Development at GE headquarters in Fairfield, Connecticut, then as Vice President of Business Development & Sourcing and Vice President of World-wide Customer Service at GE Information Services in Rockville, Maryland. Ms. Kopeikina is married to Mr. Razboff.

Capitol Multimedia is a leading creator, developer and licensor of primarily children's CD-ROM software titles. The Company and its subsidiaries employ more than 165 people with offices in Concord, Massachusetts and St. Petersburg, Russia. Seven of the Company's animated childrens titles have been released. The Company expects the release of one additional title during the next month. Last Fall, the Company announced the launch of the first three of six Grandpa Mouse(TM) international folk tale titles which were licensed to Davidson & Associates for distribution under Davidson's Magic Tales(TM) label: Baba Yaga and the Magic Geese(TM), Imo and the King(TM). and The Little Samurai(TM). Two of the remaining three titles under the agreement, Liam Finds a Story(TM) and Sleeping Cub's Test of Courage(TM), shipped earlier this month. The Princess and the Crab(TM) is expected to be released within a few weeks. In July 1996 the Company announced the launch of two Kidventures(TM) titles licensed to Broderbund Software, Inc. for distribution under Broderbund's StoryQuests(TM) label: Gregory and the Hot Air Balloon(TM) and Darby The Dragon(TM).



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